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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   Commission File No. 001-49632


                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB

[ ] Form N-SAR
For the Period Ended:  December 31, 2000
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:__________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:     CGA Group, Ltd.
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Former name if applicable:         N/A
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Address of principal executive office (Street and Number):  Craig Appin House
                                                             8 Wesley Street
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City, State and Zip Code:       Hamilton HM11 Bermuda
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                         PART II. RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X} (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 14, 2001 the claims paying ability rating for Commercial Guaranty Assurance, Ltd., a subsidiary of CGA Group, Ltd. was downgraded from "AAA" to "AA" by Fitch, Inc. A fifteen-day extension for filing the Company's 2000 Form 10-K is requested to allow for revision to the Form 10-K so that the disclosure regarding the downgrade and its effect on CGA Group's operations is both accurate and comprehensive.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

William W. Rosenblatt              (212)   259-6500
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(Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

     Basic and diluted loss per common share is expected to be $(0.36) for the year ended December 31, 2000, compared to $(0.97) for the year ended December 31, 1999. This improvement is primarily the result of a reduction in losses and loss adjustment expenses in 2000 compared to 1999.


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2001



                              CGA Group, Ltd. (Registrant)



                              By:  /s/ JAMES R. REINHART
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                                   James R. Reinhart, Chief Financial Officer